A FUTURE IN FOCUS




                     INDIANA UNITED BANCORP

                        Financial Report
                          June 30, 1995

Dear Shareholders and Friends:

During 1994, Indiana United initiated temporary asset-contraction strategies designed to improve long-term performance. The impact of these actions is already significant and positive.

Second quarter noninterest expenses declined by $260,907, or 11%, from the prior year period, and our net interest margin has increased 29 basis points. Net income for the quarter totalled $600,650, exceeding second quarter, 1994 results by $183,567, or 44%.

A critical element of our interest rate strategy was to actively compete for savings, money market and other short-term deposit accounts, while many of our competitors aggresively pursued longer term deposits at significantly higher interes rates. As the appropriateness of our strategy became validated by declining interest rates, we began expanding our deposits at rates up to 50 basis points less than paid by competitors only a few weeks earlier.

This strategy resulted in second quarter deposit growth of $13.3 million with an increase in funding costs well below increases incurred by our peer group. Deposit growth funded a $5.5 million growth in loans and the reduction of temporary nondeposit liabilities.

While we were confident our decision to temporarily downsize would lead to improved financial performance, we recognized such action could cause our common stock to be susceptible to pricing pressure over the near term. We were also aware that acceptance by employees was necessary to avoid a lull in employee morale, potentially leading to a lack of customer confidence.

I am pleased to report employee attitudes have, in fact, been elevated through an effective internal communications program. Customer confidence also appears to remain high, as evidenced by our recent loan and deposit growth. However, the investment community has thus far responded cautiously, resulting in less trading activity and slightly lower trading values.

Net income for the remainder of the year is expected to continue to exceed our performance in 1994, excluding the gain from the sale of branches. The impact of improvements affecting 1995's performance is also expected to accelerate into 1996.

I believe the current trading of Indiana United common shares does not adequately reflect the significance of actions taken by management to enhance performance. If this view is accurate, Indiana United shares may currently represent an attractive opportunity for existing shareholders to increase their investment in Indiana United.


Very truly,


Robert E. Hoptry
Chairman and President

                     INDIANA UNITED BANCORP
                            FORM 10-Q

                 PART I.  FINANCIAL INFORMATION
                  Item 1.  Financial Statements

              CONSOLIDATED CONDENSED BALANCE SHEET
                           (Unaudited)
                     (Dollars in Thousands)

                                                     June 30
                                               1995           1994
ASSETS
  Cash and due from banks.................    9,920          8,092
  Federal funds sold......................    7,700            300
  Interest-bearing deposits...............      147            532
  Securities held to maturity.............    7,764          7,802
  Securities available for sale...........   81,277        102,652
  Loans...................................  200,268        209,969
  Less:  Allowance for Loan Losses........   (2,722)        (2,778)
      Net Loans...........................  197,546        207,191
  Premises & Equipment....................    5,837          6,438
  Other Assets............................    3,020          3,941
      Total Assets........................  313,211        336,948

LIABILITIES
  Deposits:
    Non-Interest Bearing..................   27,673         24,564
    Interest Bearing......................  232,662        266,413
      Total Deposits......................  260,335        290,977
  Short-Term Borrowings...................   15,986         11,608
  Long-Term Debt..........................    6,500          8,525
  Other Liabilities.......................    3,007          1,882
      Total Liabilities...................  285,828        312,992

SHAREHOLDERS' EQUITY
  Preferred Stock.........................    2,200          2,400
  Common Stock ...........................    1,251          1,138
  Additional paid in capital..............   10,677          8,099
  Unrealized loss on securities available
    for sale..............................      (22)        (1,435)
  Retained Earnings.......................   13,277         13,754
  Total Shareholders' Equity..............   27,383         23,956
      Total Liabilities and
        Shareholders' Equity..............  313,211        336,948

  Return on average assets................      .76%           .53%
  Return on averqage common equity........     9.21           7.26
  Tier 1 captial to total assets..........     8.62           6.94
  Total capital to risk-adjusted assets...    16.52          13.69

Shareholder Information

Transfer Agent

Securities Transfer Department
Mid-America Bank of Louisville
500 West Broadway, P. O. Box 1497
Louisville, KY 40202


Indiana United Bancorp is a community-focused bank and savings and loan holding company serving eastern and southern Indiana through its subsidiaries, Union Bank and Trust Company of Indiana, and Regional Federal Savings Bank, New Albany.

                     INDIANA UNITED BANCORP

                CONSOLIDATED STATEMENT OF INCOME
                           (Unaudited)
                     (Dollars in Thousands)
                             Three Months Ended    Six Months Ended
                                  June 30,             June 30,
                               1995       1994      1995      1994
Interest income
  Loans, including Fees       4,173      3,991     8,148     7,845
  Investment securities       1,417      1,527     2,924     3,119
  Other                          68         48        71        74
   Total interest income      5,658      5,566    11,143    11,038

Interest expense
  Deposits                    2,560      2,454     4,882     4,983
  Other                         426        248       862       459
   Total interest expense     2,986      2,702     5,744     5,442

Net interest income           2,672      2,864     5,399     5,596
  Provision for loan losses       6         42         9        85
Net interest income after
  provision for loan losses   2,666      2,822     5,390     5,511

Noninterest income
  Securities gains               10       (173)       11      (152)
  Other operating income        420        404       769       777
   Total noninterest income     430        231       780       625

Noninterst expenses
  Salaries and employee       1,113      1,182     2,242     2,368
   benefits
  Premises and equipment        369        390       750       770
   expense
  Other expenses                621        792     1,274     1,523
   Total noninterest
    expense                   2,103      2,364     4,266     4,661

Income before income tax        993        689     1,904     1,475

  Income tax expense            392        272       750       576

  Net income                    601        417     1,154       899

Net income per common
  share                        0.45       0.30      0.86      0.65
Dividends per common
  share                        0.16       0.15      0.32      0.29
Average common shares
  outstanding             1,250,897  1,250,897 1,250,897 1,250,897

Preferred dividends              35         38        73        81

Common Stock

Indiana United Bancorp's common stock is traded on the over-the-counter market and is listed on the NASDAQ exchange under the symbp; "IUBC". Indiana United Bancorp is also listed on the National Market System tables in many daily papers under the symbol Ind Utd. Primary market makers are J.J.B. Hilliard/W.L. Lyons, Inc.; and Raffensperger, Hughes and Company, Inc.

                Market Value Range and Dividends
                    for Latest Four Quarters
                         1995       1995      1994      1994
                          Q2         Q1        Q4        Q3
High                    $ 23      $ 23      $ 22 3/4  $ 21 7/8
Low                       20        19 1/2    19 1/8    20
Last Sale                 20 1/2    22 1/2    21        21 7/8
Dividends                .16       .16       .16       .15

Prices adjusted for a 10% stock dividend in December 1994.

Organization

  Indiana United Bancorp
  201 N. Broadway, P. O. Box 87
  Greensburg, IN 47240
  (812)663-0157

    Offices
      Robert E. Hoptry
        Chairman and President
      Daryl R. Tressler
        Vice President
      Jay B. Fager
        Treasurer and Chief Financial Officer
      Sue Fawbush
        Vice President and Secretary
      Dennis M. Flackstone
        Vice President, Director of Marketing
        and Training
      Diane L. Trout
        Marketing Officer


    Directors
      William G. Barron
        Chairman and President
        Barron Homes, Inc.
      Philip A. Frantz
        Attorney, Partner
        Coldren and Frantz
      Glenn D. Higdon
        President
        Marlin Enterprises, Inc.
      Robert E. Hoptry
        Chairman and President
        Indiana United Bancorp
      Martin G. Wilson
        Farmer
      Edward J. Zoeller
        President
        E. M. Cummings Veneer

  Subsidiaries
    Regional Federal Savings Bank
      Offices in New Albany, Jeffersonville

    Union Bank and Trust Company of Indiana
      Offices in Greensburg, Portland,
      Westport, Clarksburg, Redkey
